949011

2-1-02

02020540

This document has 24 pages.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

for the month of February 2002

Annual Information Form

TEMBEC INC.

(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

2

TEMBEC INC.

ANNUAL INFORMATION FORM

For the fiscal year ended September 29, 2001

January 24, 2002

TABLE OF CONTENTS

TEMBEC INC.
ANNUAL INFORMATION FORM

ITEM 1 - DATE OF ANNUAL INFORMATION FORM

This Annual Information Form (the "Form") is dated as of January 24, 2002. Except as otherwise indicated, the information contained in this Form is stated as at September 29, 2001.

ITEM 2 - CORPORATE STRUCTURE

2.1 NAME AND INCORPORATION

The Company was incorporated under Part 1 of the *Companies Act* (Québec) on July 12, 1972 and continued under Part 1A of the *Companies Act* (Québec) by Certificate of Continuance dated March 18, 1983. Amendments to the Company's articles were made at various times for the main purpose of modifying the authorized share capital.

The Company's head office is located at Suite 1050, 800 Rene-Lévesque Blvd. West, Montreal, Québec, H3B 1X9, telephone: 514-871-0137.

2.2 INTERCORPORATE RELATIONSHIPS

The subsidiaries and joint-venture investments of the Company, with operations in the forest products, pulp and paper sectors, are set out in the following corporate organization chart. The Company holds some of its interests indirectly, through interposed companies. Unless otherwise indicated, other operations, which in aggregate represent less than 10% of the total consolidated revenues and of the total consolidated assets of the Company are not specifically discussed herein.

On February 18, 1999, Tembec Industries Inc. ("Industries"), a wholly-owned subsidiary of the Company, acquired all of the assets of the Company, including its investments in divisions, subsidiaries and joint ventures. As part of this corporate reorganization, Industries assumed all liabilities of the Company. In the last two fiscal years, the Company took steps to streamline its corporate structure and crystallize synergies by amalgamating recently acquired Crestbrook Forest Industries inc. and Pine Falls Paper Company Limited ("Pine Falls") with Industries as well as transferring the assets of recently acquired Malette Québec Inc. ("MQI") and Donohue Matane inc. ("Matane") into Spruce Falls inc. ("Spruce Falls").

Unless otherwise noted or the context otherwise indicates, references to the "Company" in this Form are to Tembec Inc. References to "Tembec" are to, as the context may require, either Tembec Inc. or Industries together with one or more of its subsidiaries (the "Subsidiaries"), associates and its interest in joint ventures and other entities.

CORPORATE ORGANIZATION CHART OF THE COMPANY[1]



Tembec Inc.
(Québec)
100%
Tembec Industries Inc.
(Canada)
Sawmill - Taschereau QC
Sawmill - LaSarre QC
Sawmill - Bearn QC
Sawmill - Temiscaming QC
Finger Joint Plant - LaSarre QC
Sawmill - Hearst ON
Sawmill - Nouvelle QC
Flooring Plant & Sawmill - Huntsville ON
Sawmill - Mattawa ON
Cellulose Pulp Mill - Temiscaming QC
Sawmill - Timmins ON
Finger Joint Plant - Cranbrook BC
Sawmill - Cochrane ON
Softwood Pulp Mill - Smooth Rock Falls ON
Softwood Pulp Mill - Skookumchuck BC
Sawmill - Elko BC
Sawmill - Canal Flats BC
Flooring Plant - Etobicoke ON
50%
Excel Forest Products Limited
(Ontario)
Sawmill - Opasatika ON
AV Cell Inc.
(New Brunswick)
Dissolving Pulp Mill - Atholville NB
Marathon Pulp Inc.
(Ontario)
NBSK Pulp Mill - Marathon ON
50%
Temlam Inc.
(Canada)
LVL mill - Ville-Marie QC
100%
Jager Building Systems Inc.
(Canada)
Wood I-Beam Plant - Calgary AL
Wood I-Beam Plant - Bolton, ON
Wood I-Beam Plant - Blainville QC
Metal Stamping Plant - Bolton ON
100%
Tembec USA LLC
(Delaware)
Paper mill - St-Francisville Louisiana USA
100%
Spruce Falls Inc.
(Canada)
Newsprint Mill - Kapuskasing ON
Sawmill - Kapuskasing ON
High yield Pulp Mill - Temiscaming QC
High yield Pulp Mill - Matane QC
Paper Mill - St-Raymond QC
OSB Mill - St-Georges QC
100%
Tembec International BV
(Holland)
Representative Offices in Beijing, China
Seoul, South Korea
Signy/Nyon, Switzerland
San Sebastian, Spain
100%
Tembec Tarascon SA
(France)
Softwood Pulp Mill - Tarascon France
Tembec Tartas SA
(France)
Fluff Pulp Mill – Tartas France
Tembec Saint-Gaudens SA
(France)
Hardwood Pulp Mill – St Gaudens France
100%
Marks Lumber Ltd.
(Ontario)
Reman Plant - Brantford ON
100%
Davidson Industries Inc.
(Canada)
Sawmill - Davidson QC
Sawmill – Davidson QC
100%
Davidson Industries, Inc.
(Woodsville)
(New Hampshire)
Sawmill - Woodsville, New Hampshire USA

1 As at January 24, 2002, except as otherwise indicated, 100% of all voting and non-voting securities of the entities mentioned in this chart are held by the Company or by its subsidiaries, as indicated.

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1 BUSINESS OVERVIEW

Tembec is a large, diversified and integrated forest products company with the majority of its operations located in Canada and a growing presence in the United States and in Europe. Its core business segments are forest, pulp and paper products with the Company maintaining a small presence in the chemical and paperboard sectors which, in the aggregate, represents less than 10% of its consolidated assets and 10% of its consolidated revenues. Tembec produces approximately 1.8 billion board feet of lumber, 2.0 million tonnes of market pulp and 1,026,000 tonnes of newsprint and groundwood papers. Tembec's strategy is to (i) be diversified into forest resources management, forest products, pulp products and paper products; (ii) maintain low cost, efficient operations; and (iii) utilize its technical and operating expertise to develop niche products and markets within such core business segments. The implementation of this strategy, together with Tembec's disciplined approach to acquisitions and capital investments, has produced significant revenue and EBITDA growth.

For the fiscal year ended September 29, 2001, Tembec had gross sales of $3.0 billion, net sales of $2.7 billion, earnings before interest, income taxes, depreciation and amortization ("EBITDA") of $473.5 million, and net earnings of $77.9 million. Tembec's total assets at that date were $4.1 billion and it employed approximately 9,500 people.

3.1.1 Three Year Retrospective

In the last three fiscal years, Tembec was active in pursuing its growth targets, completing twelve acquisitions over such period, while raising US$500 million in the capital markets. A more detailed chronology of historical highlights follows:

- October 1, 1999: Acquisition of the remaining 50% interest in Tartas S.A., since renamed Tembec Tartas S.A., which operates a fluff pulp mill and a related chemical business.

- December 3, 1999: Acquisition of all of the shares of Matane. Matane owned a high yield pulp mill located in Matane, Québec.

- January 31, 2000: Acquisition of the shares of Marks Lumber Limited which owns and operates a lumber remanufacturing facility located in Brantford, Ontario.

- February 2, 2000: Acquisition of the remaining 54.3% of common shares of MQI that the Company did not already own from SGF-Rexfor Inc. ("Rexfor") (45.7%) and public shareholders (8.6%). MQI owned an oriented strandboard ("OSB") plant in Saint-Georges de Champlain, Québec and a paper mill in Saint-Raymond, Québec.

- February 3, 2000: Acquisition of the shares of Fort-James Marathon Limited, since renamed Marathon Pulp Inc. ("Marathon"), in a 50/50 joint venture arrangement with Kruger Inc. Marathon owns and operates a northern bleached software kraft ("NBSK") pulp mill in Marathon, Ontario.

- October 31, 2000: Acquisition of two companies, now called Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A., which own two market pulp mills located in southern France, with a combined capacity of 550,000 tonnes per year of softwood and hardwood kraft pulp. As a result of this transaction, Tembec's European pulp production capacity increased to approximately 710,000 tonnes per year, making it the leading pulp producer in France.

- December 28, 2000: Acquisition of all of the outstanding common shares of A.R.C. Resins International Corp. The facilities acquired include a liquid resin plant and an option to purchase a formaldehyde plant, both located in Longueuil, Québec. This acquisition positioned Tembec as a leading supplier and producer of resin for the forest industry in Canada and the United States.

- January 11, 2001: Industries issued US$250 million of 8.50% senior notes due 2011 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Company. These notes were subsequently registered on April 20, 2001.

- February 8, 2001: Industries received the certificate of registration confirming that its Environmental Management System ("EMS") is in conformance with the International Organization for Standardization ("ISO") 14001-1996 standard. This registration applies to most of Tembec's operations in Canada.

- February 25, 2001: Acquisition of the remaining interest in the shares of Pine Falls held by employees.

- March 19, 2001: Acquisition of a 50% interest in Excel Forest Products Limited ("Excel"), a sawmill located in Opasatika, Ontario (40km west of Kapuskasing, Ontario). The sawmill produces approximately 85,000 Mfbm of softwood lumber annually.

- June 13, 2001: Acquisition of the assets of Duratex Hardwood Flooring Inc. which operates a hardwood flooring pre-finishing plant in Toronto, Ontario.

- June 19, 2001: Acquisition of a pulp and paper mill located in St. Francisville, Louisiana from Crown Paper Co. The St. Francisville mill is an integrated pulp and paper facility with an annual production capacity of 310,000 short tons of coated groundwood papers and 118,000 short tons of specialty papers.

- June 19, 2001: Industries issued US$250 million of 8.50% senior notes due 2011 by way of private placement, which were unconditionally guaranteed on a senior unsecured basis by the Company. These notes were subsequently registered on July 25, 2001.

- August 1, 2001: Industries and Rexfor formed a 50/50 joint venture to develop the engineered wood products business. The joint venture, Temlam Inc. ("Temlam"), acquired the building systems division of Jager Industries Inc. ("Jager") comprising mainly the manufacture and distribution of engineered wood I-beams, truss connector plates and metal webs for roof and floor trusses as well as the distribution of LVL, rim joists, hangers and other ancillary products. In conjunction with the acquisition of the building systems division of Jager, Temlam also acquired Industries' LVL plant located in Ville-Marie, Québec.

3.1.2 Recent Developments

- November 5, 2001: Acquisition of Davidson Industries Inc. ("Davidson") for a total consideration of approximately $28.2 million. Davidson's sales were $75 million per year and it owns three facilities; a pine sawmill and a hardwood sawmill in Davidson, Quebec, and a pine sawmill in Woodsville, New Hampshire. Davidson also operated a distribution centre in Ireland and held a non-controlling interest in a radiata pine sawmill in Chile.

- December 17, 2001: A consortium composed of Industries, the Fonds de solidarité F.T.Q. (the "FTQ") and Rexfor conditionally agreed to modernize and reopen the paper mill located in Chandler, Gaspé. Upon investment of $35 million, Industries will acquire a 25% equity interest. Rexfor will hold an equivalent 25% interest, with the FTQ holding the remainder.

ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 PRINCIPAL OPERATIONS

Tembec's business is centered around its ownership interests in the various operations forming part of its Forest Resources Management Group, Forest Products Group, Paper Group and Pulp Group.

The forest, pulp and paper products industries are commodity markets in which producers compete primarily on the basis of price. The markets for forest, pulp and paper products are highly competitive and cyclical characterized by (i) periods of excess product supply due to industry capacity additions, increased production and other factors, and (ii) periods of insufficient demand due to weak general economic activity, inventory destocking by customers and other factors. Demand for forest, pulp and paper products is also influenced to a significant degree by the global level of economic activity. Prices for Tembec's products have fluctuated significantly in the past and may fluctuate significantly in the future. Tembec's ability to compete in these markets is also dependent upon customer service, product quality, favorable manufacturing costs and currency exchange rates.

Industry Segment and Geographic Information

Financial information pertaining to industry and geographical segments and export sales for the fiscal year ended September 29, 2001 are presented on pages 38 and 39 of the 2001 Annual Report of the Company, including the audited consolidated financial statements and the notes thereto for the fiscal year ended September 29, 2001 and the report of the auditors thereon dated October 22, 2001 (the "Annual Report"), which are incorporated by reference herein.

4.1.1 Forest Resources Management Group

The Forest Resources Management Group is responsible for the management of all of Tembec's Canadian forestry operations. This includes the harvesting of timber, either directly or through contractors, and all silviculture and regeneration work required to ensure a sustainable supply of wood fibre to the manufacturing units. The Forest Resources Management Group is also responsible for third party timber and wood chip purchases which are required to supplement total requirements. Its main objective is the optimization of the flow of timber to the various manufacturing units. Tembec seeks to maximize the utilization of timberlands for which it is responsible through efficient management and by following sustainable forest management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, including genetic research and computerization.

As Tembec's forestry activity in Canada is conducted primarily on Crown land, the Forest Resources Management Group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations. In the past fiscal year, Tembec harvested approximately 5.2 million cubic meters of timber on Crown land on a sustainable annualized basis. Additional supply of approximately 1.9 million cubic meters was secured through purchases and exchanges with third parties.

Québec

Tembec has timber supply and forest management agreements (commonly known as "CAAFs") with the Ministry of Natural Resources (Québec), used to supply its Québec sawmills. Each CAAF has a term of 25 years and is subject to review and renewal every five years. Renewal at the end of each five-year period remains at the discretion of the Ministry of Natural Resources (Québec) and is subject to its determination that Tembec has satisfied the obligations specified under the relevant CAAF. The CAAFs are in the process of being renewed without significant changes being imposed to their terms and conditions, although a reduction in volume has occurred at the Nouvelle sawmill in the Gaspé region (in line with other producers in the region).

Ontario

Tembec's cutting rights are provided through several deemed Sustainable Forest Licences and Sustainable Forest Licences. These licences expire at different dates and have 20 year terms, renewable every five years, based on satisfactory performance as determined by independent audits and approval of the Ministry of Natural Resources (Ontario).

Manitoba

In Manitoba, Forest Management License Agreements ("FMLs") enable holders to harvest to sustainable levels. The FMLs are for 20 years terms and are renewable every 10 years upon approval of a ten year forest management plan. An environmental licensing process accompanies the submission of the long term forest management plan resulting in the issuing of a ten year environmental license. The Province of Manitoba is undertaking a land use planning initiative ("LUPI"). Renewal of the long-term tenure agreements will begin after the LUPI is complete. In the interim, short-term extensions to the FMLs are being approved.

British Columbia

Approximately 95% of all timberlands in the Province of British Columbia are Crown lands. Subject to the British Columbia *Forest Act* and *Forest Practices Code of British Columbia Act* and related regulations, rights to harvest Crown timber may be granted on behalf of the Crown in the form of forest tenures. The forms of forest tenures held by Tembec are tree farm licences (25 year term replaced every 5 years) and forest licences (15 year term renewed every 15 years). Harvesting under these tenures is subject to the holder's compliance, to the satisfaction of the Ministry of Forests, with obligations regarding forest management, harvesting and reforestation. Tembec also manages 105,000 hectares of private forests of which it owns 65,000 hectares.

Stumpage and Other Charges

Provincial authorities impose stumpage fees on volumes of wood cut on Crown land. These fees are determined under specific mechanisms in each province. Part of the mandate of the Forest Resources Management Group is to ensure that stumpage charged by the provincial governments reflects the fair value of the timber being harvested.

4.1.2 Forest Products Group

With the recent acquisition of Davidson, the Forest Products Group consists of 29 operations located in Ontario, Québec, Alberta, British Columbia and New Hampshire, United States. See Item 3.1.2 – Recent Developments. Collectively, the Forest Products Group produces a wide range of commodity and value-added forest products for sale primarily in North America. The Forest Products Group focuses on three main product groups: Spruce, Pine, Fir Lumber and Panels, Specialty Wood and Engineered Wood. The following table summarizes the normal annual operating levels of each facility by product category:

A. Spruce, Pine, Fir Lumber and Panels

Spruce, Pine, Fir Lumber

Location	MFBM (million board feet)
Taschereau/LaSarre, QC(1)	180.000
Bearn, QC	110,000
Nouvelle, QC	90,000
Kirkland Lake, ON	65,000
Timmins, ON	145,000
Cochrane, ON	135,000
Kapuskasing, ON	125,000
Opasatika, ON	80,000
Hearst, ON	135,000
Elko, BC	160,000
Canal Flats, BC	130,000
Cranbrook, BC(2)	130,000
Cranbrook, BC	50,000
	1,535,000

Oriented Strand Board

Location	Billions of Ft^2 (1/16" basis)
Saint-Georges, QC	1,700

B. Specialty Wood

Pine, Hardwood Lumber and Hardwood Flooring

Location	MFBM
Mattawa, ON	45,000
Témiscaming, QC	17,000
Huntsville, ON	15,000
Huntsville, ON(3)	18,000
Toronto, ON	20,000
Brantford, ON	125,000
Davidson, QC(4)	42,000
Davidson, QC(4)	20,000
Woodsville, NH, USA(4)	35,000
	337,000

C. Engineered Wood

Wood I-Beams

Location	Thousand Linear Feet
Bolton, ON(5)	22,500
Blainville, QC(5)	5,000
Calgary, AB(5)	12,000
	39,500

Engineered Finger Joint Lumber

Location	MFBM
LaSarre, QC	45,000

Laminated Veneer Lumber

Location	Thousand Ft^3
Ville-Marie, QC	450

(1) Sites are operated as a combined entity.
(2) Dries and planes lumber sawed at the Elko and Canal Flats sawmills.
(3) Hardwood lumber is produced as a by-product of the hardwood flooring process.
(4) Acquired on November 5, 2001
(5) Volumes reflect 50% of the actual plant capacity as the units are part of the Temlam joint venture.

Products and Markets

The spruce, pine and fir lumber ("SPF") sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include premium J-Grade and machine stress rated grades. Pine and hardwood lumber are used in a wide variety of applications including furniture, flooring, specialty, residential and commercial applications. OSB is used in residential construction and industrial applications. Hardwood flooring products are targeted for residential, commercial and recreational applications. The engineered wood products segment of the Forest Products Group principally manufactures laminated veneer lumber which is needed in specialized residential and commercial construction applications such as roof and floor truss systems as well as beam and header applications. In addition, the Forest Products Group produces approximately 1.9 billion bone dry tonnes of wood chips, approximately 87% of which are directed to Tembec's pulp and paper facilities, providing the Forest Products Group with a competitive advantage over non-integrated producers.

The cyclical nature of the lumber industry and the seasonal nature of the construction industry lead to fluctuations in the demand and supply of lumber. In addition, interest rates have a significant impact on residential construction and thus lumber consumption. Consequently, lumber prices are highly volatile. While in many applications lumber competes with other products such as steel, plastic and engineered wood products, lumber is typically used for residential construction. Tembec competes with both small independent operators and larger integrated corporations.

The primary markets for the forest products produced by Tembec are located in the U.S. and Canada. Products are sold by Tembec's own internal sales force to wholesalers and distributors as well as direct to large retailers and end-users. Competition among Canadian and U.S. producers of softwood lumber is intense. Canadian producers of softwood lumber are very dependent on open access to export markets. The Canada/U.S. Softwood Lumber Agreement, which imposed quotas on the duty-free volumes sold by mills in British Columbia, Alberta, Ontario and Québec, expired on April 1, 2001. However, on April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber were filed with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") by certain U.S. industry and trade groups. See Item 4.4.1 – Countervailing and Antidumping Duties.

In the United States, the market for engineered wood products is dominated by Weyerhaeuser, Boise Cascade and Louisiana Pacific who control a majority of the production capacity. In Canada, Jager and Weyerhaeuser are the largest suppliers of engineered wood products.

Sales of forest products accounted for approximately 27% of Tembec's total consolidated sales in fiscal 2001.

Fiber Supply

Tembec's forestry operations are managed by the Forest Resources Management Group. See Item 4.1.1 – Forest Resources Management Group.

4.1.3 Pulp Group

The Pulp Group currently consists of ten manufacturing facilities operating in nine sites. These facilities are divided into two main categories: paper pulps (softwood kraft, hardwood kraft and high yield pulps) and specialty pulps (specialty cellulose, fluff and dissolving pulps). Eight of the pulp mills are wholly-owned and Tembec has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. In the fiscal year ended September 29, 2001, the Pulp Group generated total sales of $1,276.3 million and EBITDA of $209.8 million. The following table summarizes the products and current annual capacity of each facility by main type:

Paper Pulps

Product and Location	Tonnes
Softwood Kraft – Skookumchuck, BC	270,000
Softwood Kraft— Smooth Rock Falls, ON	210,000
Softwood Kraft—Marathon, ON	92,500 (50% of current annual capacity)
Softwood Kraft—Tarascon, France	250,000
Hardwood Kraft—Saint-Gaudens, France	300,000
High Yield—Temiscaming, QC	270,000
High Yield – Matane, QC	215,000
Total	1,607,500

Specialty Pulps

Product and Location	Tonnes
Specialty Cellulose—Temiscaming, QC	165,000
Fluff—Tartas, France	160,000
Dissolving—Atholville, NB	55,000
	50% of current annual capacity)
	380,000
Total	**1,987,500**

Products and Markets

Most paper grade market pulps, primarily kraft, are produced by chemical processes, although high yield pulps are made by mechanical methods such as thermomechanical pulp ("TMP"), chemi-thermomechanical pulp ("CTMP") and bleached chemi-thermomechanical pulp. Kraft paper pulps are used to produce a variety of high quality paper products with specific brightness and strength characteristics. Softwood kraft normally sells for a premium over hardwood kraft as its longer fibers provide required strength properties for paper producers. High yield market pulps have only been produced in North America since the mid 1980's. Initially, most high yield pulps were manufactured with softwood and utilized in tissue and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec had always maintained a strategy of targeting the use of high yield pulps in paper production. The strategy led to the development of hardwood high yield grades made from birch, aspen and maple. Although high yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk, capacity and cost.

Specialty pulps are used in a wide variety of applications. The specialty cellulose pulp mill in Temiscaming, Québec, produces highly purified grades composed of 95% to 99% cellulose, which are used in textiles, pharmaceuticals, food additives and industrial chemicals. Fluff pulp at Tartas is produced using the sulphite process and it is sold to manufacturers of disposable sanitary products who then "defibrillate" the pulp rolls into individual fibers to give their products bulk, softness and absorbency. Disposable baby diapers account for a large percentage of fluff pulp consumption. Feminine napkins, adult incontinence diapers and nursery pads are other important end-users. The dissolving pulp grades produced at Atholville, New Brunswick, are also highly purified grades of cellulose pulp. They are used in the manufacture of rayon staple textile fiber by affiliates of the Birla Group, Tembec's joint venture partner.

The pulp market is international in nature, with large volumes of pulp moving duty-free between net-producing regions and net-consuming regions. The global market pulp demand in 2001 was approximately 36 million tonnes with European demand estimated at 16 million tonnes. North America and the Nordic countries are the largest pulp producing regions, although countries with fast-growing plantations, such as countries in South America, are growing in importance. As market pulp pricing is referenced in U.S. dollars the relative weakness of the EURO to the US dollar has provided Nordic and Western Europe producers a competitive advantage. Tembec is the second-largest market pulp producer in North America and the largest market pulp producer in France marketing its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Canada, Spain, Switzerland, China and South Korea and also markets pulp produced by third parties.

Sales from the Pulp Group represented approximately 40% of Tembec's total consolidated sales in fiscal 2001.

Fiber Supply

The seven North American pulp mills consumed approximately 1.9 million bone dry tonnes of wood chips in fiscal 2001. Of this amount, approximately 52% are supplied by the Forest Products Group. The remainder is purchased from third parties under contracts and agreements of various duration. The three pulp mills located in southern France purchase all of their fiber requirements from many private landowners.

4.1.4 Paper Group

The Paper Group currently consists of four facilities with a total of twelve paper machines producing newsprint, book paper, coated paper and high-bright paper. For the fiscal year ended September 29, 2001, the Paper Group generated net sales of $638.6 million and EBITDA of $198.6 million. The following table summarizes the products and current annual operating levels of each facility by main type:

Newsprint & Uncoated Groundwood Papers	*Tonnes
Newsprint – Kapuskasing, ON	397,000
Newsprint – Pine Falls, MB	175,000
High-Brite – St. Raymond, QC	23,000
	595,000
Coated Papers	
Coated No 4 and 5 – St. Francisville, LA	280,000
Machine Finished Coated – St. Raymond, QC	44,000
	324,000
Specialty Papers	
Uncoated Bleached Board – St. Francisville, LA	80,000
Specialty Kraft Paper – St. Francisville, LA	27,000
	107,000
Total	1,026,000

* Although the above table shows all capacities in "metric" tonnes, coated paper and certain specialty papers are sold primarily in short tons.

Products and Markets

Newsprint is an uncoated paper used primarily for the publication of daily newspapers. It is one of the largest single paper products in the world. It is generally considered to be a commodity product, having a uniform definition and little distinct differences. Book papers are manufactured using the same process as standard newsprint. However, as it is a controlled thickness product, the primary property developed is the controlled bulk or the caliper of the sheet.

Newsprint demand is chiefly determined by the performance of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. As a result of this large dependence on the U.S. market, Tembec's newsprint competitiveness is influenced by the relative strength of the Canadian dollar versus the US dollar.

Tembec markets its newsprint and papers primarily in the northeast and central U.S. and in eastern and central Canada through its internal sales force, based in Toronto. Brokers and paper merchants are sometimes retained to provide enhanced market presence.

The recently acquired St-Francisville, Louisiana pulp and paper facility produces coated and specialty papers. Coated papers made by Tembec are categorized as coated groundwood, a clay coated base sheet containing mechanical and chemical pulps. The end use markets are magazines and catalogs. Demand factors for magazines and catalogs are related to advertising and retail sales. The general economy strongly influences both. The coated paper capacity of Tembec represents less than 10% of the North American market. The specialty paper products segment, which is divided further into lightweight and heavyweight papers, encompasses the food and medical papers markets and typical end uses are coffee filters, medical papers, cup stock for drinking cups, file folder, and magazine reply card. The lightweight segment of the specialty market is made up of small non-pulp integrated producers. Tembec is the leading coffee filter producer and also benefits from being fully integrated with its pulp supply with respect to this segment of the market. The heavyweight segment of the specialty market includes International Paper and Mead Westvaco as the primary competitors.

The focus of the Paper Group is the North American market with emphasis on the US market. For fiscal 2001, the Paper Group represented 23% of total consolidated sales and 19% in fiscal 2000.

Fiber Supply

The Paper Group receives approximately 44% of its virgin fiber requirements through internal sources. The remainder is purchased from sawmills and third party suppliers. The four paper mills consumed 692,000 tonnes of wood chips and round wood in the last fiscal year. Of this amount, approximately 44% was supplied by the Forest Products Group. All of the wood fiber required by the St. Francisville pulping facilities is purchased from industrial and privately owned land.

The Kapuskasing and Pine Falls mills both produce newsprint that contains recycled fibre. They utilize a combination of TMP and de-inked recycled pulp produced from old newspapers ("ONP") and old magazines ("OMG"). Their annual consumption of ONP and OMG is approximately 113,300 tonnes. The ONP and OMG is purchased through contracts with various merchants and collection groups. The fiber used in the process at the St-Francisville mill is a combination of pressurized stone groundwood mechanical pulp and kraft chemical pulp. It purchases small quantities of kraft and de-inked pulps. The St. Raymond paper mill produces coated paper using an alkaline peroxide mechanical pulping process which it supplements with purchased kraft chemical pulp for fiber.

4.2 CAPITAL EXPENDITURES

In the past five fiscal years, Tembec incurred $758.2 million of capital expenditures, the most significant being related to modernization and production increases at the Temiscaming pulp mills, the construction of a thermomechanical pulp mill at Pine Falls, the construction of a cogeneration plant at the Skookumchuck pulp mill, the construction and upgrade of wood waste and biomass boilers at the Smooth Rock Falls pulp mill and Kapuskasing newsprint operations. In the less capital intensive Forest Products Group, the principal capital expenditures were incurred for the modernization and expansion of the Timmins OSB mill, since sold, the construction or modernization of the Kapuskasing and Cochrane sawmills and the construction of a new flooring plant in Huntsville. For fiscal 2002, approximately $136 million of capital expenditures will be incurred for the completion of ongoing projects, maintenance and cost reduction programs.

The following table sets out Tembec's capital expenditures on a consolidated basis for the five years ended September 29, 2001.

	Years Ended September 30				
	1997	1998	1999	2000	2001
			(in million of dollars)		
Forest Products Group	23.8	28.0	36.6	65.8	**30.1**
Pulp Group	17.9	51.3	36.5	135.9	**94.2**
Paper Group	11.8	34.7	14.1	58.2	**83.5**
Other	1.4	2.7	3.7	5.0	**23.0**
Net Fixed Asset Additions	54.9	116.7	90.9	264.9	**230.8**
As a % of Fixed Asset Depreciation	62%	114%	80%	190%	**118%**

4.3 ENVIRONMENTAL

Environmental Policy

Tembec shares with the community important responsibilities towards the environment. It supports the responsible stewardship of resources, including forest, fish and aquatic habitat, wildlife, air, land and water. Responsible stewardship, combined with a continuous improvement process, makes possible sustained economic development and an improved quality of life. In this spirit, Tembec commits to implementing and maintaining an effective environmental management program that will govern its attitude and actions in environmental matters.

Tembec has two environmental management programs based on its corporate environmental policy – Forever Green® and Impact Zero® – targeting the forestry and manufacturing sectors respectively. The Impact Zero® program is intended to minimize the environmental impact of fiber processing activities, both technologically and economically. The aim of the Forever Green® program is the integration of sustainable forest management criteria, as defined by the Canadian Council of Forest Ministers, into Tembec's forestry practices. Tembec has developed Guiding Principles and a Code of Forestry Practices and has developed environmental performance objectives based on these. Both programs use EMS and ISO 14001 to achieve their objectives.

In January 2001, Tembec also confirmed that, together with the World Wildlife Fund, it supports the principles of the Forest Stewardship Council ("FSC") and will participate in the development and field-testing of FSC standards. As regional standards are approved by FSC and evaluated by Tembec, Tembec will seek FSC-certification of all its woodlands.

On January 25, 2001, Industries received a certificate of registration confirming that its EMS is in conformance with the ISO 14001-1996 standard. This registration applies to most of Tembec's operations in Canada. The EMS has provided Tembec with an essential tool to implement the Impact Zero® and Forever Green® Environmental Management Programs ("EMP"), which are derived from its environmental policy. This ISO 14001 program applies to most of Tembec's forestry, sawmill, chemical manufacturing and pulp mill operations in Québec, Ontario and Manitoba. Operations in British Columbia and the Spruce Falls business units have already received EMS registration. Recently acquired business units will have up to three years to implement both EMS and EMP as well as obtain registration.

Environmental management

In 1999, Tembec began a $113 million multi-year modernization program at the Specialty Cellulose mill which has already yielded positive results in the area of effluent treatment. In late 2000, the specialty cellulose pulp mill started up new screening facilities, as well as oxygen delignification and caustic soda extraction units, making it possible for the Temiscaming site to comply with adsorbable organic halogens limits. The only persistent divergence from emission standards noted was for particulate matter in recovery boilers. In 2002, the Témiscaming site plans to install a wet electrostatic precipitator on one boiler. If it performs as well as expected, similar precipitators will be installed on the two other units as well.

In the area of atmospheric emissions, particulate matter emissions were reduced at the Smooth Rock Falls pulp mill in late 2000 with the installation of an electrostatic precipitator on the facility's bark refuse boiler and the subsequent start-up of a second precipitator on the waste liquor recovery boiler. However, the Smooth Rock Falls pulp mill's total residual sulphur level is still above standard. To address this situation, Tembec is now installing a black liquor oxidation unit, slated to come into operation in mid 2002.

In early 2001, the Smooth Rock Falls mill was fined for having occasionally discharged effluents in excess of regulatory standards between December 1998 and August 2000. In the fall of 2000, the mill added two new treatment cells to its wastewater treatment system, bringing it comfortably within emission standards. During fiscal 2001, Tembec installed a new wood waste fired boiler and co-generation unit at the Skookumchuck pulp mill. The $55.5 million project will lead to the permanent closure of Tembec's existing "teepee" burners and provide a cost efficient, environmentally acceptable method to dispose the region's waste while generating thermal and electrical energy required by the mill.

Tembec has developed a multi-year environmental plan for its three French pulp mills to ensure compliance with current and upcoming environmental standards. The total estimated cost is $50 million to be spent over the next 3 to 4 years. Major items include the installation of electrostatic precipitators to reduce particulate emissions, new boilers, upgrade of treatment facilities and process modifications in order to improve the treatment facility performance.

Tembec makes provisions for closure and post-closure costs associated with solid waste landfill sites related to its operations.

4.4 LITIGATION

4.4.1 Countervailing and Antidumping Duties

On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the USDOC and the USITC, by certain U.S. industry and trade groups (the "Petitioners").

In response to the petitions, the USITC conducted a preliminary injury investigation and on May 16, 2001 determined that there was a reasonable indication that the lumber industry in the United States was threatened with material injury by reason of softwood lumber imports from Canada.

On August 9, 2001, the USDOC issued its preliminary determination on the countervailing duty and imposed a preliminary duty rate of 19.31% to be posted by cash deposits or bonds on the sales of softwood lumber to the U.S. between August 16, 2001 and December 15, 2001. The USDOC also made a preliminary determination that certain circumstances existed which may result in duties on sales of softwood lumber applying retroactively to May 19, 2001.

On October 31, 2001,the USDOC issued its preliminary determination on the antidumping duty and imposed a preliminary duty rate of 10.76% on Tembec to be posted by cash deposits or bonds on the sales of softwood lumber to the U.S. from November 6, 2001. In the spring of 2002, the USDOC and the USITC are expected to render final determinations which could lead to an order forcing companies to pay duties with respect to the sale of softwood lumber to the United States.

Tembec and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the preliminary determinations made by the USITC and the USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Depending on the outcome of the final phase of the investigation, Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, North American Free Trade Agreement ("NAFTA") panels and the World Trade Organization ("WTO").

The final amount and the effective date of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the USDOC and the USITC and any reviewing courts, NAFTA or WTO panels to which those determinations may be appealed.

4.4.2 Other

Tembec has been named as one of several defendants, including the Attorney General of Canada and the Attorney General of Québec, in litigation initiated by several Cree individuals, the Cree First Nation and the Ouje Bougoumou First Nation, aimed at having the *Québec Environmental Quality Act* and the *Forestry Act* declared unconstitutional, null and void as it may apply to territory in Northern Québec and requiring that the environmental assessment procedures provided in the James Bay Northern Québec Agreement be applied with respect to harvesting activities. Damages are also being sought. The wood supply of Tembec's LaSarre and Taschereau sawmills is potentially affected. Tembec is vigorously contesting the suit. The plaintiffs have entered into an agreement in principle with the Quebec provincial government aimed, among other matters, at releasing the latter from its involvement in the case and securing the consent of the plaintiffs to proceed with new hydro-electric development in territory governed by the James Bay and Northern Quebec Agreement of 1975. This agreement is in principle in the process of being ratified by the members of several communities involved. There is no certainty that a final agreement will be reached or that such agreement will release the Federal government or the corporate defendants.

ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected historical consolidated financial information of the Company (all figures are in millions of dollars except per share amounts):

	1997	1998	1999	2000	2001
EARNINGS					
Net Sales	1,178.4	1,422.9	1,672.5	2,320.8	**2,657.4**
Depreciation and amortization	95.0	109.6	119.3	145.7	**202.9**
Income taxes	1.5	60.2	36.9	111.0	**26.0**
Net income (loss)	(10.3)	59.4	25.3	211.15	**77.9**
Net income (loss) per share	(0.19)	0.85	0.35	2.62	**0.95**
Net income (loss) per share fully-diluted	–	0.77	0.33	2.44	**0.90**
Dividends per share	–	–	–	–	–

	1997	1998	1999	2000	2001
FINANCIAL POSITION					
Working capital	255.2	318.7	335.5	382.4	**545.7**
Fixed assets – net	1,535.7	1,560.3	1,748.7	2,064.8	**2,586.4**
Long-term debt	809.5	951.2	1,013.1	1,033.3	**1,847.1**
Total assets	2,174.0	2,459.8	2,648.7	3,117.5	**4,138.8**
Shareholders equity	894.1	961.7	1,029.6	1,281.1	**1,367.6**

The Company has not paid dividends on any of its shares in the last five years. There is currently no restriction preventing the Company from paying dividends nor any specific dividend policy.

ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of operations is contained on pages 10 to 32 of the Annual Report, which are incorporated by reference herein.

ITEM 7 - MARKET FOR SECURITIES OF THE COMPANY

The Company's common shares are listed on the Toronto Stock Exchange under the symbol TBC. On October 10, 2001, the Company received acceptance from the Toronto Stock Exchange of a notice of intention to extend its normal course issuer bid. The filing of the notice allows the Company to repurchase for cancellation up to 4,329,048 (approximately 5%) of its 86,580,967 Common Shares outstanding as at September 27, 2001. Repurchase of the Common Shares would be carried out through the Toronto Stock Exchange and could be made from time to time, at market prices, during the period starting October 16, 2001 and ending no later than October 15, 2002. During the previous 12 months, the Company repurchased 982,500 Common Shares at an average price of $11.82 per share.

ITEM 8 - DIRECTORS AND OFFICERS

8.1 INFORMATION CONCERNING DIRECTORS

CLAUDE BOIVIN, Montréal, Québec. M. Boivin is the former President and Chief Operating Officer of Hydro-Québec and has been a director of the Company since 1992 and serves as a member of its Executive, Audit and Human Resources committees. Mr. Boivin also serves as a director of Groupe CGI, Héroux Inc., Groupe Laperrière & Verreault Inc. and of J.M. Asbestos Inc.

Mr. Boivin owns 4,825 common shares of the Company.

JAMES E. BRUMM, New York, New York. M. Brumm is the Executive Vice-President, General Counsel and Director of Mitsubishi International Corporation and has been a director of the Company since April 1999 and serves as a member of its Pension Fund Advisory Committee and its Human Resources Committee. Mr. Brumm also serves as a director of Mitsubishi Corporation and of Brunei LNG S.B. He is a member of the Board of Visitors of Columbia Law School, of the Steering Committee of the Rule of Law Council of the Lawyers Committee for Human Rights and a member of the board of the Sanctuary for Families. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden.

Brumm owns 5,608 common shares of the Company.

FRANK A. DOTTORI, O.C., Temiscaming, Québec. M. Dottori is the President and Chief Executive Officer of the Company and has been a director of the Company since 1977 and serves as a member of its Executive Committee and the Environmental Committee. Mr. Dottori is a former Chairman of the Canadian Pulp and Paper Association as well as of the Forest Engineering Research Institute of Canada and former Vice-Chairman of the Pulp and Paper Research Institute of Canada as well as former co-chair of the Forest Sector Advisory Committee to the Government of Canada. He is a director of Telebec and co-chair of the Free Trade Lumber Council.

Mr. Dottori owns directly and indirectly 851,015 common shares of the Company.

JACQUES J. GIASSON, Montréal, Québec. M. Giasson is the Chairman and Chief Executive Officer of Groulx-Robertson Ltd. and has been Chairman and a director of the Company since 1991 and chairs its Executive and its Human Resources committees as well as serving as a member of its Audit, its Environmental and its Pension Fund Advisory committees. Mr. Giasson is also Chairman of Uniboard Canada Inc. and chairs its Executive, its Human Resources and its Environmental committees in addition to serving as a member of its Audit Committee. He is also a director of ABN Amro Bank of Canada and Chairman of its Conduct Committee. Mr. Giasson is past President and Chief Executive Officer of St. Lawrence Cement Inc. and past Chairman of the board and of the Executive Committee of Sidbec-Dosco Inc. Mr. Giasson has served on the board of a number of Canadian companies. He is also a life governor of the Foundation of UQAM, past governor of Les Jeunes Entreprises du Québec and past director of the World Wildlife Fund Canada.

M. Giasson owns 54,634 common shares of the Company.

PIERRE GOYETTE, Outremont, Québec. M. Goyette has been a director of the Company since 1986 and chairs its Audit Committee as well as serving as a member of its Executive Committee. Mr. Goyette is also a director of Groupe Alimentaire St-Hubert Inc., Elyps Communications Inc., Avel-TECH Inc. and is Chairman of the Montreal World Film Festival.

Mr. Goyette owns 4,226 common shares of the Company.

GORDON S. LACKENBAUER, Calgary, Alberta. M. Lackenbauer is Deputy Chairman of BMO Nesbitt Burns and has been a director of the Company since 1973 and serves as a member of its Executive Committee.

Mr. Lackenbauer owns 33,756 common shares of the Company.

BERNARD LAMARRE, O.C. Montréal, Québec. M. Lamarre is the Chairman of Bellechasse Santé Inc. and has been a director of the Company since January 1997 and chairs its Environmental Committee. Mr. Lamarre is also Chairman of the Société du Vieux Port de Montréal, of the Société de la Faune et des

Parcs du Québec and of FRE Composites Inc., a director of Université de Montréal, Acier Leroux Inc., Microcell Inc., Capital International CDPQ, Versalys Inc., and is Chairman of the Montreal Fine Arts Museum.

Mr. Lamarre owns 10,863 common shares of the Company.

The Hon. *ROBERT K. RAE*, O.C., Toronto, Ontario. Mr. Rae is a partner of Goodmans LLP and has been a director of the Company since January 1997, chairs its Pension Fund Advisory Committee and serves as a member of its Human Resources Committee. Mr. Rae, former Premier of the Province of Ontario, also serves as Chairman of the Forum of Federations, the Institute for Research in Public Policy and the Royal Conservatory of Music. He is a governor of the University of Toronto and a trustee of the University Health Network. He also serves as a director of the Canadian Ditchley Foundation and is national spokesperson for the Leukemia Research Fund and also a member of the International Council of the Asia Society. He is also a member of the Internal Trade Disputes Panel and of the Canadian Security Intelligence Review Committee.

Mr. Rae owns 8,782 common shares of the Company.

LUC ROSSIGNOL, Temiscaming, Québec. Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Company in January 2000.

Mr. Rossignol owns 800 common shares of the Company.

GUYLAINE SAUCIER, O.C., Montréal, Québec. Ms. Saucier is the chair of the Joint Committee on Corporate Governance and has been a director of the Company since 1993 and serves as a member of its Audit Committee and its Pension Fund Advisory Committee. Ms. Saucier is also a director of AXA Boréal Insurance Company, Petro-Canada, Bank of Montreal and Nortel Networks. Ms. Saucier is the former Chair of the board of directors of the Canadian Broadcasting Corporation.

Ms. Saucier owns 3,711 common shares of the Company.

FRANÇOIS TREMBLAY, Chicoutimi, Québec. Mr. Tremblay is a partner of Cain Lamarre Casgrain Wells and has been a director of the Company since 1990 and serves as a member of its Environmental Committee. Mr. Tremblay is also a director of Corporation Régionale d'investissements AMISK Inc.

Mr. Tremblay owns 10,571 common shares of the Company.

8.2 INFORMATION CONCERNING NON-DIRECTOR OFFICERS

Non-director officers	Office with the Company	Municipality, Province of residence
Michel Dumas	Vice President, Finance and Chief Financial Officer	North Bay, Ontario
Charles Gagnon	Vice President, Corporate Relations	Temiscaming, Québec
Claude Imbeau	Vice President, General Counsel and Secretary	Montreal, Québec
Terrence P. Kavanagh	Executive Vice President, President, Pulp Group	Temiscaming, Québec

Non-director officers	Office with the Company	Municipality, Province of residence
Gerry Kutney	Vice President and General Manager, Silvichemical Products Group	Temiscaming, Québec
Fred L. LeClair	Executive Vice-President, President Forest Products Group	Ottawa, Ontario
James Lopez	Executive Vice President, Forest Resources Management	North Bay, Ontario
Stephen J. Norris	Treasurer	Beaconsfield, Québec
Yves Ouellet	Vice-President, Human Resources	Temiscaming, Québec
Mahendra Patel	Vice President, Engineering and Purchasing	North Bay, Ontario
Jacques Rochon	Vice President, Information Technology	Temiscaming, Québec
Jacques Rocray	Vice President, Environment	Temiscaming, Québec
Jean-Louis Tetrault	Vice President, Administration and Legal Affairs	St-Bruno, Québec
Richard Tremblay	Corporate Controller	Temiscaming, Québec
Denis Turcotte	Executive Vice President, Corporate Development and Strategy, President, Paper Group	North Bay, Ontario
Mel Zangwill	Senior Vice President, President, Paperboard Group	Montreal, Québec

During the past five years, each of the non-director officers of the Company have been engaged in their present principal occupations or in other executive capacities of the Company or with related or affiliated companies indicated opposite their name, except for Fred L. LeClair who, from January 3, 1999 to November 30, 1999 was Interim President of B.C. Packers Ltd., prior to January 10, 1998 was President and Chief Executive Officer of E.B. Eddy Forest Products Ltd. and prior to January 9, 1997, was Chief Operating Officer of E.B. Eddy Forest Products Ltd.

As at September 29, 2001, the directors and senior officers of the Company beneficially owned, as a group, or exercised control or direction over, directly or indirectly, less than 5% of the common shares outstanding.

ITEM 9 - ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involves the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i) one copy of the Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Form,

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

(iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involves the election of directors or one copy of any annual filing, prepared instead of that information circular, as appropriate, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b) at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Date: February 25, 2002

by: ______________________________

Claude Imbeau,
Vice-President, General Counsel and Secretary